

May 19, 2011

<u>Via Facsimile and U.S. Mail</u>
Ben F. Cheek, III
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street, P.O. Box 880
Toccoa, GA 30577

> **Re:** **1st Franklin Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed April 22, 2011**
> **File No. 333-173684**
> **Registration Statement on Form S-1**
> **Filed April 22, 2011**
> **File No. 333-173685**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 002-27985**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 002-27985**

Dear Mr. Cheek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment(s) to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statements on Forms S-1 Filed April 22, 2011</u>

<u>Prospectus Cover Page</u>

1.   Noting the multiple features of the notes identified on the cover page, consider revising to use bullets.

2.   Revise to disclose how far ahead of the end of the interest adjustment period a holder will be notified of a change and/or changes in interest rates.

3.   Revise to disclose what interest rate will be in effect during the grace period.

4.   Revise to disclose the information required by Item 501(b)(8)(iii) of Regulation S-K.

Summary Selected Financial Information, page 7

5.   We note your presentation of "Revenues" under Selected Income Statement Data. Please revise to disaggregate this amount into the specific income statement categories of which it is comprised or provide a footnote which discloses its components.

Incorporation of Certain Information by Reference, page 16

6.   Revise (b) to delete "all other reports" and specifically list the documents that you are incorporating.

Exhibits

General

7.   Noting the age of the original Form of Series 1 Variable Rate Subordinated Debenture and that the Indenture has been modified, which is not reflected in section 4 of the Form, revise to file a new Form of debenture with your next amendment. In addition, revise the Prospectus cover page to indicate Series 1.

8.   Noting the age of the original Form of senior demand Note and that the Form does not indicate it is governed by an Indenture, revise to file a new Form of Senior Demand Note.

9.   Revise all the exhibits that are incorporated by reference to disclose the file number under which the exhibit was filed as well as the document type and date of the filing.

Exhibits 5

10.   With regards to Exhibits 5, please advise why counsel has opined that the "Notes" will be, among other things, delivered in accordance with the provisions of an indenture dated as of April 3, 2008 and, with regards to the variable rate subordinated debentures, will be delivered in accordance with an indenture between Synovus Trust. We note these items do not reconcile with the disclosures in Item 16.

Form 10-K for the Fiscal Year Ended December 31, 2010 (incorporated by reference to Forms S-1 (File Nos. 333-173684 and 333-173685)

Item 9A. Controls and Procedures

General

11.   It is unclear why you reference Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Refer to Rules 13a-15(e) and 15d-15(e) and please advise.

Business, page 4

12.   Please tell us and revise your future filings to disclose additional information regarding the credit profile of your borrowers. For example, we note your disclosure that prior to making a loan you complete a credit investigation of a potential borrower. However, we do not see disclosure of the specific standards a borrower is required to meet in order to obtain a loan from you. Consider disclosing the average debt-to-income ratio and FICO score of a typical borrower and any other material information you require.

Delinquencies, page 8

13.   You disclose that in connection with any bankruptcy court initiated repayment plan, the company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. Please tell us and revise your future filings to disclose the dollar amount of loans for which the delinquency rating was reset for each period presented.

Financial Statements, page 22

14.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Exhibit 13

Note 2 - Loans – page 31

Allowance for Loan Losses, page 31

15.   We note your disclose that management's approach to estimating and evaluating the allowance for loan losses is primarily on a total portfolio level based on historical loss trends and economic conditions, among others. Please tell us and revise future filings to disclose how you consider these factors when determining your allowance for loan losses. Refer to ASC 310-10-50-11B(a)(1)(i) and 310-10-50-11B(a)(1)(ii).

16.   Please tell us and revise your filings to clarify whether you evaluate any of your loans on an individual basis for impairment. If so, provide the disclosures required by ASC 310-10-50-14 through 15.

17.   Please tell us and revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

18.   We are unable to locate any disclosures related to credit quality indicators in your filing. Please tell us how you met the disclosure requirements of ASC 310-10-50-29 through 30.

19.   Please tell us and revise your future filings to disclose the recorded investment in loans that are 90 days plus delinquent and still accruing interest. Refer to ASC 310-10-50-7(b).

Note 3 – Marketable Debt Securities, page 32

20.   We note your disclosure on page 33 stating you have the "ability and intent to hold" your investments until recovery of fair value. Please tell us and revise future filings to state whether you intend to sell or whether it is more likely than not that you would be required to sell your securities before recovery of the amortized cost basis. Refer to ASC 320-10-35.

Note 4- Fair Value, page 34

21.   We note you classified all of your investments in obligations of states and political subdivisions as Level 2 within the fair value hierarchy. Please tell us and revise your future filings to discuss in greater detail the specific valuation technique(s) used to measure the fair values of these investments and discuss any changes in these techniques if any, during the period. Refer to ASC 820-10-50-2e.

Note 11 – Income Taxes, page 38

22.   We note your disclosure stating the company has elected to be treated as an S corporation. Please clarify to us why you continue to have a federal income tax provision "related to prior years when the company was a taxable entity." Please revise future filings to state the date the company elected to be treated as an S corporation. Further, we note your disclosure on page 16 stating that income taxes continue to be reported for the company's insurance subsidiaries as they are not permitted to be treated as S Corporations. Please include this disclosure in the footnotes of future filings.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2011</u>

<u>Exhibit 19</u>

<u>Notes to Unaudited Condensed Financial Statements</u>

<u>Note 2 – Loans, page 8</u>

23.   Please tell us and revise your future filings to provide an allowance rollforward by portfolio segment. Refer to ASC 310-10-50-11B(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon M. Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney-Advisor